SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 15

           Certification and Notice of Termination of Registration
        under Section 12(g) of the Securities Exchange Act of 1934 or
                      Suspension of Duty to File Reports
      under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                        Commission File Number 1-10053

                              ORYX ENERGY COMPANY
            (Exact name of registrant as specified in its charter)

                                13155 Noel Road
                             Dallas, Texas  75240
                                (972) 715-4000
  (Address, including zip code, and telephone number, including area code, of registrant's principal offices)

                    Common Stock, par value $1.00 per share
           (Title of each class of securities covered by this Form)

   Medium Term Notes, Series A due January 4, 1999 through February 1, 2002
                          10% Notes due June 15, 1999
                       9 1/2% Notes due November 1, 1999
                         10% Notes due April 1, 2001
                         8% Notes due October 15, 2003
                        8 3/8% Notes due July 15, 2004
                       8 1/8% Notes due October 15, 2005
          7 1/2% Convertible Subordinated Debentures due May 15, 2014
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)       [x]              Rule 12h-3(b)(1)(ii)     [ ]
Rule 12g-4(a)(1)(ii)      [ ]              Rule 12h-3(b)(2)(i)      [ ]
Rule 12g-4(a)(2)(i)       [ ]              Rule 12h-3(b)(2)(ii)     [ ]
Rule 12g-4(a)(2)(ii)      [ ]              Rule 15d-6               [ ]
Rule 12h-3(b)(1)(i)       [x]

Approximate number of holders of record as of the certification or notice date:
         Common Stock: 0
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         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Kerr-McGee Corporation, as successor issuer to Oryx Energy
Company by merger, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                          KERR-McGEE CORPORATION,
                              as successor issuer



DATE: February 26, 1999   By:        /s/  Russell G. Horner, Jr.
                               _____________________________________________
                               Name:  Russell G. Horner, Jr.
                                      Title: Senior Vice President,
                                             General Counsel and Secretary































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